FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 000-29630

Shire Pharmaceuticals Inc. 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire Limited
22 Grenville Street,
St Helier, Jersey JE4 8PX
United Kingdom

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire Pharmaceuticals Inc. 401(k) Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2007 and 2006,
Supplemental Schedules as of
December 31, 2007 and for the year then ended, and
Report of Independent Registered Public Accounting Firm

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–10

SUPPLEMENTAL SCHEDULES —

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	12

Form 5500, Schedule H, Part IV, Question 4a—Delinquent Participant Contributions for the Year Ended December 31, 2007	13

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Shire Pharmaceuticals Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Shire Pharmaceuticals Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Boston, Massachusetts

June 25, 2008

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:

Investments — at fair value:
Cash	$565,089	$544,540
Collective investment fund	10,279,321	8,341,008
Mutual funds	130,586,863	93,899,976
Shire Limited stock	15,245,535	11,577,468
Participant loans	2,281,387	1,525,301

Total investments — at fair value	158,958,195	115,888,293

Receivables:
Employer contributions	1,465,387	1,077,027
Participant contributions	471,777	611,766
Income receivable	2,893	2,260

Total receivables	1,940,057	1,691,053

Net assets available for benefits, at fair value	160,898,252	117,579,346

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	40,867	84,273

NET ASSETS AVAILABLE FOR BENEFITS	$160,939,119	$117,663,619
See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$11,657,816	$13,882,409
Interest and dividends	215,034	131,143

Total investment income	11,872,850	14,013,552
Contributions:
Participant	17,817,594	12,892,786
Participant rollovers	6,188,347	3,145,251
Employer	16,776,351	12,163,417

Total contributions	40,782,292	28,201,454

Total additions	52,655,142	42,215,006

DEDUCTIONS:
Benefits paid to participants	9,291,183	6,685,225
Administrative expenses	88,459	20,408

Total deductions	9,379,642	6,705,633

TRANSFERS (Note 2):
Merger of the Shire Laboratories Inc.
401(k) Profit-Sharing Plan and Trust	0	3,494,528

NET INCREASE	43,275,500	39,003,901

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	117,663,619	78,659,718

End of year	$160,939,119	$117,663,619
See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	PLAN DESCRIPTION

Effective January 1, 2005, the 1997 Restated Shire 401(k) Savings Plan was renamed the Shire Pharmaceuticals Inc. 401(k) Savings Plan (hereafter the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all part-time and full-time employees of certain U.S. subsidiaries of Shire Limited. On May 23, 2008 Shire, plc completed a reorganization of its corporate structure by putting in place Shire Limited as the new holding company for Shire plc.  The Plan sponsor is Shire Pharmaceuticals, Inc. Subsidiaries covered by the Plan as of December 31, 2007, include Shire Pharmaceuticals, Shire US Inc., Shire LLC, Shire Executive, Shire Owings Mills, Shire Development, Shire Regulatory, and Human Genetic Therapies,  (collectively, the “Company”). All eligible employees may begin participation in the Plan after attaining age 18, through Shire Pharmaceuticals Inc. 401(k) Savings Plan Auto Enrollment process.

Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the trustee and custodian of the Plan.  Fidelity Investments Institutional Operations Company Inc. is the record keeper of the plan.   Management of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions — Each year, participants may defer up to the lesser of 90% of eligible pretax compensation, as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations ($15,500 in a calendar year in 2007). If an employee has attained age 50 before the end of the calendar year, pretax contributions may be made at any time throughout the year up to an additional limit of $5,000 for 2007. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes $2.33 for each $1.00 contributed by the participant up to the first 3% of compensation. Additional discretionary amounts may be contributed at the option of the Company.

The Company elected to make safe harbor matching contributions in 2007 and 2006 in accordance with statutory requirements. Participants will be entitled to receive safe harbor matching contributions if they make pre-tax contributions to the Plan in 2007 and 2006. There is no change in the matching employer contribution formula.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a collective investment fund, and Company common stock fund. All Company contributions are invested in a portfolio of investments directed by the participant.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the participant’s share of Company contributions, allocations of Company discretionary contributions and Plan earnings and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004. As a result, most employees are now 100% vested in matching employer contributions. A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Participants who previously participated in the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan are subject to a five-year vesting schedule for employer matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan. Additionally, participants who previously participated in the Shire Laboratories, Inc. 401(k) Profit Sharing Plan and Trust were subject to the safe harbor requirements and were immediately 100% vested in all their contributions made into the Plan.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 9.25%, which are commensurate with local prevailing rates as determined at the inception of each loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — On termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary. The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Expenses of the Plan — The Company pays certain administrative expenses of the Plan or they may be paid from the forfeiture account of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Forfeitures — Upon participant termination, the non-vested portion of the participant’s account, as defined by the Plan is forfeited. After the earlier that such participant has received a distribution or incurred five consecutive one year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. Forfeitures may also be used to offset Plan and recordkeeping expenses. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $804,464 and $854,639, respectively. During the year ended December 31, 2006, no forfeited amounts were used to reduce Company matching contributions or to pay Plan and recordkeeping expenses.  During the year ended December 31, 2007 forfeited amounts were used to reduce Company matching contributions by $202,728 and to pay plan and recordkeeping expenses in the amount of $63,657.

Plan Amendments – Effective June 16, 2007 the Plan implemented Auto Enrollment for new hires only hired after this date.  New hires will automatically be enrolled in the Plan with the age-appropriate Freedom Fund.  The initial deferral percent will be set at 3% with the option at anytime to increase or decrease this percent.    Employees have a 30-day window to opt out of the initial 3% deferral rate.   Additionally, with this service the Plan also added the following Fidelity Freedom Funds to its line-up: Fidelity Advisor Freedom 2005 Class A, Fidelity Advisor Freedom 2015 Class A, Fidelity Advisor Freedom 2025 Class A, Fidelity Advisor Freedom 2035 Class A, Fidelity Advisor Freedom 2045 Class A, and Fidelity Advisor Freedom 2050 Class A.  The Company also implemented on June 16, 2007 a company stock restriction.   Future contributions to the Shire Stock Fund will be limited to no more than 50% of a participant’s deferral contributions and no more than 50% of a participant’s entire balance as a whole can be invested in the Company stock fund.  Only future exchanges and deferral contributions that will bring employees over a 50% deferral rate in the Company stock fund or 50% of their account balance in the Company stock fund are affected.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements—  In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which provides a single definition of fair value, establishes a framework for the measurement of fair value and expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years; SFAS No. 157 will therefore be applicable for the fiscal year commencing January 1, 2008. In November 2007, the FASB agreed to defer the effective date of Statement 157 for all non financial assets and liabilities by one year. Plan Management is currently reviewing the impact of the adoption of SFAS No. 157 on its financial statements. Plan Management’s analysis of SFAS No. 157 is not yet complete, although it is anticipated that it will not have a material impact on the Plan financial statements at the date of adoption.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment to FASB No. 115” (SFAS 159). Under SFAS 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2007. The Plan did not adopt the fair value option for any of its financial instruments not previously measured at fair value.

Investment Valuation — The Plan’s investments are stated at fair value. The Company stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by Fidelity, the issuer of the common/collective trust, based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted to contract value. Participant loans are valued at the outstanding loan balances.

The Plan invests in the Fidelity Advisor Stable Value Portfolio, which is a stable value fund that is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity. This portfolio strives to preserve principal investments while earning interest income. The pool will try to maintain a stable $1 unit price. The pool invests in investment contracts issued by major insurance companies and other approved financial institutions, and in certain types of fixed income securities. A small portion of the pool is invested in a money market fund to provide daily liquidity. Some investment contracts are structured solely as a general debt obligation of the issuer. These investment contracts provide for the payment of a specified rate of interest to the pool and for the repayment of principal when the contract matures. Participant initiated withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. Other investment contracts ("wrap contracts") are purchased in conjunction with an investment by the pool in fixed income securities, which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, and bond funds. Interest is credited to the pool under the wrap contract. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the pool under the wrap contract. The wrap contract also provides for the payment of participant initiated withdrawals and exchanges at book value.

The fair value of the portfolio is the net asset value of its holdings at year end. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices.  Securities are valued on the basis of information provided by a pricing service. The fair value of the underlying investments in wrap contracts is estimated using a discounted cash flow model.

All investment contracts and fixed income securities purchased for the pool must satisfy the credit quality standards of Fidelity and the Plan.

The average yields for the Fidelity Advisor Stable Value Portfolio as of December 31 are as follows:

	2007	2006

Based on annualized earnings (1)	4.85%	3.62%
Based on interest rate credited to participants (2)	4.15%	3.88%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

Investment Income — Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits — Benefits are recorded when paid.

Plan Transfers — Changes in net assets available for benefits as a result of plan mergers are reflected as transfers in the accompanying statement of changes in net assets available for benefits.

Effective October 1, 2006, the Company merged the Shire Laboratories Inc. 401(k) Profit-Sharing Plan and Trust (the “SL Plan”) into the Plan. The SL Plan contained terminated employees only. Total assets of $3,494,528 were transferred from the SL Plan to the Plan in 2006. Participants in the SL Plan began participating in the Plan on the effective date of the merger.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006

*Trustee-Fidelity

* Fidelity Advisor Diversified International Fund	$17,087,743	$14,698,430
* Shire Limited common stock	15,245,535	11,577,468
* Fidelity Advisor Equity Income Fund	13,069,495	11,430,004
* Fidelity Advisor Mid Cap Fund	12,048,737	9,873,516
* Fidelity Advisor Small Cap Fund	12,151,648	9,778,704
Victory Diversified Stock Fund	11,286,749	9,059,542
* Fidelity Advisor Stable Value Fund	10,279,321	8,425,281
Columbia Marsico Growth Fund	10,295,591	7,992,517

*Denotes a party-in-interest

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Mutual funds	$9,944,144	$9,514,139
Shire Limited common stock	1,360,059	4,099,687
Collective investment fund	353,613	268,583

Total	$11,657,816	$13,882,409

4.	EXEMPT PARTY IN INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in the Shire Limited common stock. Shire Pharmaceuticals, Inc. is the Plan sponsor and therefore, these transactions qualify as party-in-interest transactions. The Plan held 221,110 and 187,459 shares of the Company common stock fund at a fair value of $15,245,535 and $11,577,468 at December 31, 2007 and 2006, respectively. The Plan also makes loans to participants.

5.	NON EXEMPT PARTY IN INTEREST TRANSACTIONS

The Plan remitted a July 2007 participant contribution of $5,000 to the trustee on February 8, 2008, which was later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Plan will file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transaction. In addition, the participant’s account has been credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable opinion letter on December 10, 2001. The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”), dated June 17, 2004. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been made in the accompanying financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	2007	2006

Net assets available for benefits per the financial statements	$160,939,119	$117,663,619

Adjustment for amounts withdrawn from Plan, but not paid	(9,990)	0

Adjustment from fair value to contract value for fully benefit−responsive investment contracts	(40,867)	(84,273)

Net assets available for benefits per Form 5500, Schedule H Part I (line 1l)	$160,888,262	$117,579,346

For the years ended December 31, 2007 and 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

	2007	2006

Total additions (investment income and contributions) per the financial statements	$52,655,142	$42,215,006

2006 adjustment from fair value to contract value for fully benefit-responsive investment contracts	84,273	(84,273)

2007 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,867)

Total income per Form 5500, Schedule H, Part II (line 2d)	$52,698,548	$42,130,733

For the years ended December 31, 2007 and 2006, the following is a reconciliation of total deductions per the financial statements to form 5500:

	2007	2006

Total deductions per the financial statements	$9,379,642	$6,705,633

Adjustments for amounts withdrawn from Plan, but not paid	9,990	0

Total expenses per Form 5500, Schedule H, Part II (line 2j)	$9,389,632	$6,705,633

*****

SUPPLEMENTAL SCHEDULES

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007 Plan # 001 EIN # 22-2429994

		(c)
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Value

	CASH—
*	Fidelity Investments	Interest and Non-Interest Bearing Cash	$565,089

	MUTUAL FUNDS—
	Dreyfus Investments	Dreyfus S&P 500 Index	2,223,794
	Federated Funds	Federated Mid Cap Index	664,960
	Columbia Group of Funds	Columbia Marsico Growth	10,295,591
	Credit Suisse Asset Management, LLC	Credit Suisse Small Cap	4,435,717
	AIM Investments	AIM Basic Value	4,119,716
	Oppenheimer Funds	Oppenheimer Developing Markets	7,701,200
	Victory Capital Management	Victory Diversified Stock	11,286,749
	Columbia Group of Funds	Columbia Acorn Select Z	3,360,702
*	Fidelity Investments	Fidelity Advisor Leveraged Company Stock	7,283,319
*	Fidelity Investments	Fidelity Advisor Equity Income	13,069,495
*	Fidelity Investments	Fidelity Advisor Mid Cap	12,048,737
*	Fidelity Investments	Fidelity Advisor Strategic Income	2,500,874
*	Fidelity Investments	Fidelity Advisor Small Cap	12,151,648
*	Fidelity Investments	Fidelity Advisor Dynamic Capital Appreciation	1,496,925
*	Fidelity Investments	Fidelity Advisor Diversified International	17,087,743
*	Fidelity Investments	Fidelity Advisor Freedom 2005	17,994
*	Fidelity Investments	Fidelity Advisor Freedom 2010	436,986
*	Fidelity Investments	Fidelity Advisor Freedom 2015	31,135
*	Fidelity Investments	Fidelity Advisor Freedom 2020	6,338,181
*	Fidelity Investments	Fidelity Advisor Freedom 2025	102,316
*	Fidelity Investments	Fidelity Advisor Freedom 2030	3,615,510
*	Fidelity Investments	Fidelity Advisor Freedom 2035	161,376
*	Fidelity Investments	Fidelity Advisor Freedom 2040	3,344,738
*	Fidelity Investments	Fidelity Advisor Freedom 2045	175,650
*	Fidelity Investments	Fidelity Advisor Freedom 2050	55,808
*	Fidelity Investments	Fidelity Advisor Freedom Income	76,410
*	Fidelity Investments	Fidelity Advisor Government Income	6,503,589

	Total Mutual Funds		130,586,863

	CORPORATE STOCK—
*	Shire Limited Common Stock	Shire Limited Common Stock	15,245,535

	COLLECTIVE INVESTMENT FUND—
*	Fidelity Investments	Fidelity Advisor Stable Value Portfolio	10,279,321

	PARTICIPANT LOANS—	Participant loans ranging from 1 to 10 years maturity
*	Various participants	with interest rates ranging from 5.00 to 9.25%	2,281,387

	TOTAL INVESTMENTS - at fair value		$158,958,195
*	Party-in-interest.
**	Column (d), cost, has been omitted, as all investments are participant-directed.

SHIRE PHARMACUETICALS INC. 401(K) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

Shire Pharmaceuticals Inc.	Employer/Plan Sponsor	Participant contribution for an employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The July 2007 participant contribution was deposited on February 8, 2008.	$5,000

Signatures

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Shire Pharmaceuticals Inc. 401(k) Savings Plan
(Name of Plan)

Date June 25, 2008	/s/ Anita Graham
Anita Graham/EVP and Chief Administrative Officer, Member of the Investment Advisory Committee

/s/ Scott Applebaum
Scott Applebaum/SVP and Associate General Counsel, Member of the Investment Advisory Committee